

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2021

Ron Shelton
Chief Financial Officer
Parabellum Acquisition Corp.
3811 Turtle Creek Blvd
Suite 2125
Dallas, TX 75219

> **Re: Parabellum Acquisition Corp.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed September 7, 2021**
> **File No. 333-254763**

Dear Mr. Shelton:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Form S-1 filed on September 7, 2021

Exhibit 23.1, page II-7

1. Please make arrangements with your auditor to revise their consent to reference the audit of the financial statements of Parabellum Acquisition Corp. as of March 11, 2021 and for the period from February 5, 2021 (inception) through March 11, 2021 rather than through August 13, 2021 which is the date through which subsequent events were evaluated.

You may contact Ernest Greene at 202-551-3733 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing